FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Closing of the Register of Shareholders
2.	Fair Disclosure - 2004 Cash Dividend

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 15, 2004	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Closing of the Register of Shareholders

1. Fixed date		December 31, 2004
2. Period of Closing Shareholders’ Register	– Date of Commencement	January 1, 2005
	– Date of Expiration	January 31, 2005
3. Reasons for Closing	Confirming the rights of Shareholders for the 5th General Shareholders Meeting
4. Resolution Date of board of Directors	–
5. Others	Based on Article 18 of company’s Articles of Association (Closing of the Register of Shareholders and fixed date)

Item 2

Fair Disclosure - 2004 Cash Dividend

1.   Subject of Fair Disclosure: 2004 cash dividend payout plan

2.   Content of Fair Disclosure

–   According to our management’s policy to attach great importance to our shareholders, we plan to pay out cash dividends as follows.

(1)   Cash dividend: KRW 250 per 1 share

3.   Selective Release

(1)   Information provider: Our company’s board members and management support team.

(2)   Targeted receivers of information: Analysts, institutional and individual investors, media, etc.

(3)   Release date of information: December 14, 2004 after fair disclosure.

(4)   Person responsible for disclosure: Lee, Byung Ju

4.   Caution

(1)   The information above is subject to change according to the resolutions of the Board of Directors and general shareholders’ meeting.

(2)   The basic date for dividends is December 31, 2004.

(3)   This information may be used for investment purposes, but our company does not have responsibility for it.

5.   Contact

—   CFO: Kim, Won Seon

—   Manager: Lee, Byung Ju (822-3498-6813)

—   Related department: Management Support Team (IR), 822-3498-6810